The Brink’s Company
1801 Bayberry Court
Richmond, Virginia 23226
June 29, 2015
By EDGAR Transmission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7410
Attention:     Lyn Shenk, Branch Chief
Division of Corporation Finance

Re:	The Brink’s Company Form 10-K for the Fiscal Year Ended December 31, 2014 Filed March 5, 2015 File No. 001-09148
Dear Mr. Shenk:
As Executive Vice President and Chief Financial Officer of The Brink’s Company, a Virginia corporation, I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to my attention, dated June 17, 2015 (the “Commission Comment Letter”).
Set forth below is the response of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in bold and is followed by the corresponding response of the Company.
When used in this letter, the “Company,” “Brink’s,” “we,” “us,” and “our” refer to The Brink’s Company.
Item 6. Selected Financial Data, page 19

1.
We note your presentation of operating profit, income from continuing operations, and diluted EPS – continuing operations within the non-GAAP basis portion of your selected financial data. Please revise the titles of non-GAAP financial measures here and throughout the filing to reflect their adjusted nature to ensure that they are not confused with GAAP financial measures with the same or similar titles. Please refer to Item 10(e)(ii)(E) of Regulation S-K.

U.S. Securities and Exchange Commission
June 29, 2015

Response:
We acknowledge the Staff’s comment. We have reviewed Item 10(e)(ii)(E) of Regulation S-K and will add the term “Non-GAAP” to each individual line item disclosed in the “Non-GAAP Basis*” section of our Selected Financial Data table. We will also ensure the term “Non- GAAP” is included in reference to each individual Non-GAAP item used throughout our filings. We respectfully request that we make these changes, prospectively, in our filings beginning with those related to second quarter 2015.
Set forth below is a copy of the above-referenced Item 6. Selected Financial Data, page 19 of Form 10-K for the Fiscal Year Ended December 31, 2014. The items in the “Non-GAAP Basis*” section of the table that are highlighted in yellow represent the changes we intend to make in our prospective filings.

ITEM 6. SELECTED FINANCIAL DATA

 Five Years in Review

GAAP Basis
(In millions, except for per share amounts)	2014	2013	2012	2011	2010

Revenues	$3,562.3	3,778.6	3,577.6	3,515.4	2,810.7
Operating profit (loss)	(27.5)	163.2	162.2	199.7	175.2

Income (loss) attributable to Brink’s
Continuing operations	$(54.8)	66.0	102.3	98.7	82.9
Discontinued operations	(29.1)	(9.2)	(13.4)	(24.2)	(25.8)
Net income (loss) attributable to Brink’s	$(83.9)	56.8	88.9	74.5	57.1

Financial Position
Property and equipment, net	$669.5	758.7	793.8	749.2	698.9
Total assets	2,192.2	2,498.0	2,553.9	2,406.2	2,270.5
Long-term debt, less current maturities	373.3	330.5	335.6	335.3	323.7
Brink’s shareholders’ equity	434.0	693.9	501.8	408.0	516.2

Supplemental Information
Depreciation and amortization	$161.9	165.8	148.4	140.0	116.6
Capital expenditures	136.1	172.9	170.9	176.0	128.4

Earnings (loss) per share attributable to Brink’s common shareholders
Basic:
Continuing operations	$(1.12)	1.36	2.12	2.06	1.72
Discontinued operations	(0.59)	(0.19)	(0.28)	(0.51)	(0.54)
Net income (loss)	$(1.71)	1.17	1.84	1.56	1.18

Diluted:
Continuing operations	$(1.12)	1.35	2.11	2.05	1.71

U.S. Securities and Exchange Commission
June 29, 2015

Discontinued operations	(0.59)	(0.19)	(0.28)	(0.50)	(0.53)
Net income (loss)	$(1.71)	1.16	1.83	1.55	1.18

Cash dividends	$0.40	0.40	0.40	0.40	0.40

Weighted-average Shares
Basic	49.0	48.7	48.4	47.8	48.2
Diluted	49.0	49.0	48.6	48.1	48.4

Non-GAAP Basis*
(In millions, except for per share amounts)	2014	2013	2012	2011	2010

Revenues	$3,562.3	3,778.6	3,577.6	3,515.4	2,810.7
Non-GAAP Operating profit*	169.0	227.3	207.0	219.9	197.6

Non-GAAP Amounts attributable to Brink’s
Non-GAAP Income from continuing operations*	$73.2	104.5	97.8	106.4	109.5
Non-GAAP Diluted EPS – continuing operations*	$1.49	2.13	2.01	2.21	2.26

*Reconciliations to GAAP results are found beginning on page 36.

Note 1: Summary of Significant Accounting Principles, page 69

2.
We note per page 3 in your Business section that you incur costs when preparing to serve a new customer or to transition away from an existing customer. Please tell us the nature of these costs, the amount of costs incurred during the year ended December 31, 2014 and how you account for such costs. If material, please provide your policy for the treatment of these costs.

Response:

We acknowledge the Staff’s comment. The costs associated with serving a new customer and/or transitioning away from an existing customer relate to information-gathering activities by our employees relative to customers’ cash management (including cash in transit, money processing and ATM) requirements and activities. We accumulate this information to help identify efficiencies and determine unique access needs. When we exit customers we evaluate the impact on staffing. These costs are not incremental as they are performed by existing personnel and recorded as salary expense that would be incurred by the Company even if these activities were not performed. The Company does not specifically identify or track separately these costs due to the inconsequential nature and immaterial amounts. These costs are expensed as incurred.

U.S. Securities and Exchange Commission
June 29, 2015

***************
In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we might provide to assist the Staff’s review, please call me at (804) 289-9628 or our Vice President and General Counsel, McAlister C. Marshall, II, at (804) 289-9625.
Sincerely,
/s/ Joseph W. Dziedzic

Executive Vice President
and Chief Financial Officer
cc:     McAlister C. Marshall, II, Esq.